Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States dollars)
(Unaudited)

	Notes	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$9,318,248	$4,585,754
Trade and other receivables		8,753,411	8,987,392
Inventories		11,339,377	10,956,524
Prepaid expenses and other		258,347	394,617
		29,669,383	24,924,287
Non-current assets
Property and equipment, net		570,756	558,609
Intangible assets, net		4,434,258	4,724,490
Goodwill		4,097,751	4,097,751
Investment tax credits recoverable		4,694,480	4,985,139
Deferred income tax assets		1,704,126	2,218,848
		15,501,371	16,584,837
Total assets		$45,170,754	$41,509,124
LIABILITIES
Current liabilities
Trade and other payables		$2,545,612	$1,906,703
Accrued liabilities		2,149,332	2,375,107
Provisions		957,466	947,682
Deferred revenue		1,430,914	286,432
		7,083,324	5,515,924
Non-current liabilities
Long-term deferred revenue		14,199	45,889
Total liabilities		7,097,523	5,561,813
SHAREHOLDERS' EQUITY
Issued capital	6	39,995,215	39,850,648
Treasury shares	7	(431,547)	(320,750)
Contributed surplus		4,148,106	4,318,487
Accumulated other comprehensive loss		(4,508,316)	(4,673,811)
Deficit		(1,130,227)	(3,227,263)
Total shareholders' equity		38,073,231	35,947,311
Total liabilities and shareholders' equity		$45,170,754	$41,509,124
Commitments and Contingencies (Note 12)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Approved by the Board and authorized for issue on August 3, 2016

“ Fabio Doninelli”	“ James Topham”
Board of Directors	Board of Directors

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars, except per share amount)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2016	2015	2016	2015

Revenue	9	$8,959,936	$8,950,091	$18,513,363	$17,360,416
Cost of sales	4	4,846,117	5,467,065	10,224,397	10,519,547
Gross profit	9	4,113,819	3,483,026	8,288,966	6,840,869

Expenses:
Selling and distributing	4	1,259,794	1,271,795	2,663,736	2,538,788
General and administrative	4	821,057	734,713	1,703,158	1,759,170
Product development	4	856,782	730,932	1,640,777	1,489,708
Less: Government contributions	4&5	(387,703)	(312,933)	(767,178)	(643,957)
Loss on foreign exchange		131,550	210,792	82,391	388,541
Interest and bank charges		27,583	40,908	54,383	76,306
Total expenses		2,709,063	2,676,207	5,377,267	5,608,556

Earnings before income taxes		1,404,756	806,819	2,911,699	1,232,313

Current income tax expense/(recovery)		3,373	-	3,373	(66,068)
Deferred income tax expense		466,382	132,710	811,290	64,585
Net earnings		$935,001	$674,109	$2,097,036	$1,233,796

Other comprehensive income (loss)
Exchange differences on translation of operations in currencies other than United States dollars		148,558	464,402	165,495	(79,377)
Total comprehensive income		$1,083,559	$1,138,511	$2,262,531	$1,154,419

Net earnings per share
Basic earnings per share	8	$0.16	$0.12	$0.36	$0.21
Diluted earnings per share	8	$0.16	$0.12	$0.36	$0.21

Weighted average number of shares outstanding
Basic	6&8	5,764,892	5,759,439	5,765,922	5,762,789
Diluted	6&8	5,815,681	5,783,048	5,800,064	5,785,985

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States dollars)
(Unaudited)

							Total
			Treasury	Contributed	Accumulated other		shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2016		$39,850,648	$(320,750)	$4,318,487	$(4,673,811)	$(3,227,263)	$35,947,311
Net earnings for the period		-	-	-	-	2,097,036	2,097,036
Other comprehensive income		-	-	-	165,495	-	165,495
		39,850,648	(320,750)	4,318,487	(4,508,316)	(1,130,227)	38,209,842
Vesting of RSUs	6	-	155,221	(155,221)	-	-	-
Purchase of shares for RSUs	7	-	(264,859)	-	-	-	(264,859)
Exercise of share purchase options	6	144,567	-	(144,567)	-	-	-
Share purchase cost	7	-	(1,159)	-	-	-	(1,159)
Share-based payments	6	-	-	129,407	-	-	129,407
As at June 30, 2016		$39,995,215	$(431,547)	$4,148,106	$(4,508,316)	$(1,130,227)	$38,073,231

							Total
			Treasury	Contributed	Accumulated other		shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2015		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442
Net earnings for the period		-	-	-	-	1,233,796	1,233,796
Other comprehensive loss		-	-	-	(79,377)	-	(79,377)
		39,850,648	(326,527)	4,371,778	(3,113,340)	(10,643,698)	30,138,861

Vesting of RSUs		-	198,916	(198,033)	-	-	883
Purchase of shares for RSUs		-	(287,705)	-	-	-	(287,705)
Share purchase cost		-	(1,107)	-	-	-	(1,107)
Share-based payments	6	-	-	118,361	-	-	118,361
As at June 30, 2015		$39,850,648	$(416,423)	$4,292,106	$(3,113,340)	$(10,643,698)	$29,969,293

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2016	2015	2016	2015
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period		$935,001	$674,109	$2,097,036	$1,233,796
Income taxes paid		(3,373)	(43,270)	(3,373)	(43,270)
Adjustments for items not affecting cash:
Depreciation and amortization	4	201,919	329,742	431,247	657,791
Write-off of property and equipment		-	-	-	31,139
Unrealized foreign exchange loss		119,569	210,793	144,425	388,541
Acquisition loan cost amortization		-	-	-	2,262
Other income		-	(198,997)	-	(198,997)
Current income tax expense/(recovery)		3,373	-	3,373	(66,068)
Deferred income tax expense		466,382	132,710	811,290	64,585
Share-based payments	6	84,531	64,410	129,407	118,361
Vesting of RSUs		-	(14,632)	-	(14,632)
Government contributions	5	(387,703)	(312,933)	(767,178)	(643,957)
Changes in non-cash working capital	10	1,065,497	(1,977,058)	1,298,835	(2,888,486)
Net cash flows provided by/(used in) operating activities		2,485,196	(1,135,126)	4,145,062	(1,358,935)

Investing activities:
Purchase of intangible assets, property and equipment, net of SADI	5	(111,222)	(43,454)	(134,640)	(99,549)
Net cash flows used in investing activities		(111,222)	(43,454)	(134,640)	(99,549)

Financing activities:
Repayment of acquisition loan		-	(1,306,762)	-	(2,286,762)
Purchase of treasury shares, including purchase costs	7	(266,018)	(273,298)	(266,018)	(273,298)
Government contributions	5	46,058	69,727	1,000,518	833,211
Net cash flows (used in)/provided by financing activities		(219,960)	(1,510,333)	734,500	(1,726,849)

Effect of foreign currency translation on cash and cash equivalents		(7,514)	(73,410)	(12,428)	266,812

Increase/(decrease) in cash and cash equivalents		2,146,500	(2,762,323)	4,732,494	(2,918,521)
Cash and cash equivalents, beginning of period		7,171,748	5,357,535	4,585,754	5,513,733
Cash and cash equivalents, end of period		$9,318,248	$2,595,212	$9,318,248	$2,595,212

Supplemental cash flow and other disclosures (Note 10 )
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

1.	Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and 2015, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS as issued by the IASB and should be read in conjunction with the Company’s 2015 annual consolidated financial statements.

The condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and 2015 have been approved and authorized for issue by the Board of Directors on August 3, 2016.

Change in Functional Currency

Effective January 1, 2016, the Company’s Canadian division of Sinclair Technologies has changed its functional currency from Canadian dollars to U.S. dollars. The Company performed an analysis of the primary and secondary indicators in IAS 21 The Effect of Changes in Foreign Exchange Rates, and determined that there has been an increased economic exposure to the U.S. dollar due to increased levels of U.S. dollar expenditures, as well as significant Canadian dollar pricing changes to raw materials that are being influenced by the U.S. dollar. As a result of this increased exposure, management has determined that the functional currency of the Canadian division of Sinclair Technologies is U.S. dollars.

The Company has accounted for this change prospectively, as provided for under IAS 21, and any amounts that were previously accumulated in other comprehensive income (“AOCI”) prior to the change will continue to be included in AOCI until the disposal of the operation.

Seasonal Fluctuations

Quarterly results from the Company’s two operating segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In the Company’s Land Mobile Radio (“Sinclair Technologies”) segment, the first and second quarters are historically the strongest, as most of Sinclair Technologies’ customers build inventories as they commence installation in the fall and winter seasons. For the Satellite Communications segment, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in the Company’s quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

2.	Significant Accounting Policies

The condensed interim consolidated financial statements have been prepared using accounting policies and accounting estimates consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2015.

3.	Significant Management Judgments and Estimation Uncertainty

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the condensed interim consolidated financial statements and accompanying notes.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Actual amounts may ultimately differ from these estimates and assumptions.

The judgments, estimates and assumptions applied in the condensed interim consolidated financial statements, including key sources of estimation uncertainty, were the same as those applied in the Company’s last annual consolidated financial statements for the year ended December 31, 2015, with the addition of the change in functional currency for the Canadian division of Sinclair Technologies effective January 1, 2016 as described in Note 1.

4.	Cost of Sales and Expenses

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Cost of sales
Raw materials and overhead costs	$3,968,689	$4,643,939	$8,485,462	$8,853,362
Labour costs	857,263	800,275	1,696,816	1,619,581
Depreciation and amortization	20,165	22,851	42,119	46,604
	$4,846,117	$5,467,065	$10,224,397	$10,519,547

Selling and distributing expenses
Direct expenses	$411,056	$391,268	$960,297	$872,207
Labour costs	778,915	718,251	1,535,411	1,342,479
Depreciation and amortization	69,823	162,276	168,028	324,102
	$1,259,794	$1,271,795	$2,663,736	$2,538,788

General and administrative expenses
Direct expenses	$361,308	$233,986	$893,834	$780,107
Labour costs	590,275	631,839	1,079,325	1,175,444
Depreciation and amortization	64,039	94,114	128,437	184,907
	1,015,622	959,939	2,101,596	2,140,458
Capitalized to inventory/transfer to cost of sales	(194,565)	(225,226)	(398,438)	(381,288)
	$821,057	$734,713	$1,703,158	$1,759,170

Product development expenses
Direct expenses	$252,861	$152,910	$509,401	$345,242
Labour costs	581,786	527,521	1,080,141	1,042,288
Depreciation and amortization	47,892	50,501	92,663	102,178
	882,539	730,932	1,682,205	1,489,708
Capitalized to inventory/transfer to cost of sales	(25,757)	-	(41,428)	-
	856,782	730,932	1,640,777	1,489,708
Less: Government contributions (Note 5)	(387,703)	(312,933)	(767,178)	(643,957)
	$469,079	$417,999	$873,599	$845,751

Labour costs include wages, salaries, bonuses, sales commissions, share-based payments, social security contributions, extended health premiums, government medical services plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Government Contributions

For the three and six months ended June 30, 2016, the Company recorded government contributions of $387,703 and $767,178 (three and six months ended June 30, 2015 - $312,933 and $643,957) as a reduction to product development expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. For the three and six months ended June 30, 2016, the Company recorded $20,850 (three and six months ended June 30, 2015 - $nil) as a reduction to property and equipment costs related to SADI II.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Strategic Aerospace & Defense Initiative (“SADI I”)

As at June 30, 2016, the Company calculated the SADI I repayment amount to be $nil as the 2016 year-to-date gross business revenue did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment.

Strategic Aerospace & Defense Initiative (“SADI II”)

For the three and six months ended June 30, 2016, the Company recorded $352,184 and $696,194 (three and six months ended June 30, 2015 - $312,933 and $643,957) as a reduction to product development expenses related to SADI II in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. For the three and six months ended June 30, 2016, the Company recorded $20,850 (three and six months ended June 30, 2015 - $nil) as a reduction to property and equipment costs related to SADI II.

As at June 30, 2016, the Company has recorded total claims of Cdn$6,860,830 (December 31, 2015 -Cdn$5,828,102) of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at June 30, 2016, the Company recorded $372,150 (December 31, 2015 - $625,380) in trade and other receivables related to reimbursements for eligible costs for SADI II.

For the three and six months ended June 30, 2016, total cash received under SADI II was $9,237 and $958,391 (three and six months ended June 30, 2015 - $69,727 and $833,211).

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year-end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at June 30, 2016, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Industrial Research Assistance Program (“IRAP”)

For the three and six months ended June 30, 2016, the Company recorded $35,519 and $70,984 (three and six months ended June 30, 2015 - $nil) as a reduction to product development expenses related to IRAP in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

As at June 30, 2016, the Company has recorded total claims of Cdn$123,522 (December 31, 2015 -Cdn$21,092) of the maximum funding amount of Cdn$150,000 under IRAP.

As at June 30, 2016, the Company recorded $33,185 (December 31, 2015 - $15,239) in trade and other receivables related to reimbursements for eligible costs for IRAP.

For the three and six months ended June 30, 2016, total cash received under IRAP was $36,821 and $42,127 (three and six months ended June 30, 2015 - $nil).

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

6.	Issued Capital

Shares Issued and Outstanding

Total shares issued and outstanding as at June 30, 2016 were 5,845,308 (December 31, 2015 - 5,831,658) at a book value of $39,995,215 (December 31, 2015 - $39,850,648).

During the three and six months ended June 30, 2016, 50,000 share purchase options were exercised at a weighted average exercise price of Cdn$5.80 and were converted into 13,650 shares. $144,567 was reclassified from contributed surplus to share capital.

Share Purchase Option Plan

During the three months ended June 30, 2016, a total of 10,100 stock purchase options were granted at an average exercise price of Cdn$7.27 and weighted average fair value of Cdn$2.04, which included 10,000 stock purchase options granted to a Director at an average exercise price of Cdn$7.27 and fair value of Cdn$2.04 per option.

During the three months ended June 30, 2015, a total of 3,000 stock purchase options were granted at an average weighted exercise price of Cdn$5.99 and weighted average fair value of Cdn$1.96, of which nil were granted to Directors or senior management.

During the six months ended June 30, 2016, a total of 72,242 stock purchase options were granted at an average exercise price of Cdn$6.22 and weighted average fair value of Cdn$1.73, which included 41,137 stock purchase options granted to Directors and senior management at an average exercise price of Cdn$6.25 and fair value of Cdn$1.74 per option.

During the six months ended June 30, 2015, a total of 29,352 stock purchase options were granted at an average exercise price of Cdn$6.75 and weighted average fair value of Cdn$2.20, which included 4,642 stock purchase options granted to Directors and senior management at the same average price and fair value per option.

Options typically vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the three and six months ended June 30, 2016 and 2015 were as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Risk-free interest rate	0.80%	0.80%	0.57%	0.56%
Expected life	3.1 years	3.1 years	3.1 years	3.1 years
Vesting period	2 years	2 years	2 years	2 years
Expected volatility	39%	47%	39%	47%
Expected dividends	Nil	Nil	Nil	Nil
Average fair value	Cdn$2.04	Cdn$1.96	Cdn$1.73	Cdn$2.20
Forfeiture rate	21%	18%	21%	18%

The exercise price of all share purchase options granted during the period is equal to the closing market price on the grant date. The Company calculated share-based payment from the vesting of share purchase

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

options using the Black-Scholes Option Pricing Model with assumptions noted above and recorded related compensation expense as follows for the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Share-based payments - options	$13,121	$13,386	$18,794	$27,014

Share purchase options outstanding as at December 31, 2015 and June 30, 2016 were as follows:

		Weighted average
		exercise price
Share purchase options outstanding	Number of options	Cdn$
Balance, December 31, 2015	229,814	$6.03
Granted	72,242	$6.22
Exercised	(50,000)	$5.80
Expired	(32,753)	$8.04
Forfeited	(17,163)	$6.47
Balance, June 30, 2016	202,140	$5.79

The following table summarizes information pertaining to the Company’s share purchase options outstanding at June 30, 2016:

	Options outstanding			Options exercisable
			Weighted		Weighted
Range of	Number of	Weighted average	average	Number of	average
exercise prices	options	remaining contractual	exercise price	options	exercise price
Cdn$	outstanding	life (years)	Cdn$	exercisable	Cdn$
$0 to $4.99	20,600	0.77	$4.81	20,600	$4.81
$5.00 to $9.99	181,540	3.34	$5.90	78,555	$5.33
	202,140	3.07	$5.79	99,155	$5.22

Restricted Share Unit (“RSU”) Plan

The Company charged the following share-based payments to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Share-based payments - RSUs	$71,410	$51,024	$110,613	$91,347

RSUs outstanding as at December 31, 2015 and June 30, 2016 were as follows:

No. of units
Balance, December 31, 2015	77,037
Granted	54,643
Vested	(31,232)
Forfeited	(3,502)
Balance, June 30, 2016	96,946

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

7.	Treasury Shares

During the three and six months ended June 30, 2016, the Company recorded a reduction in treasury shares of $155,221 or 31,232 common shares for RSUs that vested on May 6, 2016. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, the Company purchased 46,105 common shares in the open market for $264,859 (Cdn$330,937) in order to provide shares to RSU participants at applicable vesting dates. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs. The Company also recorded a related share purchase cost of $1,159.

The following summarizes information pertaining to treasury shares outstanding as at December 31, 2015 and June 30, 2016:

No. of shares
Balance, December 31, 2015	64,701
Shares issued upon RSU vesting	(31,232)
Shares purchased to settle RSUs	46,105
Balance, June 30, 2016	79,574

8.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) calculations was as follows for the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Numerator
Net earnings	$935,001	$674,109	$2,097,036	$1,233,796

Denominator
Weighted average number of shares outstanding used to compute basic EPS	5,764,892	5,759,439	5,765,922	5,762,789
Dilution from exercise of stock options	50,789	23,609	34,142	23,196
Weighted average number of shares outstanding used to compute diluted EPS	5,815,681	5,783,048	5,800,064	5,785,985

Net earnings per share
Basic	$0.16	$0.12	$0.36	$0.21
Diluted	$0.16	$0.12	$0.36	$0.21

The calculation of assumed exercise of share purchase options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular share purchase options was not included.

9.	Segmented Information

The Company’s business operates primarily through two operating segments – Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications. These operating segments are monitored by the

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Company’s chief operating decision makers, and strategic decisions are made on the basis of segment operating results.

The Company’s operating segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the annual consolidated financial statements for the year ended December 31, 2015, except for the change in functional currency for the Sinclair Technologies operating segment effective January 1, 2016 (Note 1).

The following tables set forth sales and gross profit information by operating segments for the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Sales to external customers
Sinclair Technologies	$4,773,752	$4,813,636	$9,234,482	$9,458,434
Satellite Communications	4,186,184	4,136,455	9,278,881	7,901,982
	$8,959,936	$8,950,091	$18,513,363	$17,360,416

Gross profit
Sinclair Technologies	$2,361,670	$2,216,724	$4,551,485	$4,222,363
Satellite Communications	1,752,149	1,266,302	3,737,481	2,618,506
	$4,113,819	$3,483,026	$8,288,966	$6,840,869

The following table provides assets information by operating segments as at June 30, 2016 and December 31, 2015:

	Sinclair	Satellite
	Technologies	Communications	Consolidated
As at June 30, 2016
Total assets related to operations	$23,656,976	$21,513,778	$45,170,754
Property and equipment, net	$217,069	$353,687	$570,756
Intangible assets, net	$4,334,214	$100,044	$4,434,258

As at December 31, 2015
Total assets related to operations	$21,802,701	$19,706,423	$41,509,124
Property and equipment, net	$184,912	$373,697	$558,609
Intangible assets, net	$4,612,041	$112,449	$4,724,490

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

United States	$6,292,600	$4,504,083	$10,522,992	$9,389,887
Europe and other	1,920,162	3,717,254	6,183,482	2,032,081
Canada	747,174	728,754	1,806,889	5,938,448
	$8,959,936	$8,950,091	$18,513,363	$17,360,416

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Economic Dependence:

For the three months ended June 30, 2016, no customer (three months ended June 30, 2015 - three customers) represented 10% (three months ended June 30, 2015 - 38%) or more of the Company’s consolidated revenue.

For the six months ended June 30, 2016, two customers (six months ended June 30, 2015 - one customer) represented 25% (six months ended June 30, 2015 - 11%) of the Company’s consolidated revenue.

10.	Supplemental Cash Flow and Other Disclosures

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Changes in non-cash working capital:
Trade and other receivables	$176,496	$(1,369,282)	$18,034	$(1,365,579)
Inventories	(638,174)	(512,031)	(373,030)	(1,017,655)
Prepaid expenses and other	80,413	(15,189)	138,127	(77,585)
Trade and other payables	203,603	140,746	620,852	(401,483)
Accrued liabilities	(72,048)	956,207	(226,879)	473,148
Provisions	86,577	(85,729)	9,784	80,519
Deferred revenue	1,228,630	(1,091,780)	1,111,947	(579,851)
	$1,065,497	$(1,977,058)	$1,298,835	$(2,888,486)
Supplementary information:
Interest (received)/paid	$(2,258)	$7,139	$(3,816)	$21,644

11.	Related Party Transactions

The following table discloses the compensation amount of Board of Directors and key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Directors' fees	$24,453	$26,374	$47,398	$52,472
Short-term employee benefits	300,715	265,820	545,837	527,146
Share-based payments	72,423	49,519	108,527	88,068
Total	$397,591	$341,713	$701,762	$667,686

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended June 30, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

12.	Commitments and Contingencies

Future minimum payments at June 30, 2016 under purchasing commitments and operating lease obligations are approximately as follows:

	Inventory purchase	Operating lease
	obligations	obligations	Total
Remaining 2016	$3,726,825	$323,933	$4,050,758
2017	361,645	450,562	812,207
2018	-	341,307	341,307
2019	-	368,027	368,027
2020 and after	-	373,857	373,857
	$4,088,470	$1,857,686	$5,946,156

During the three months ended June 30, 2016, the Company renewed one of its operating lease agreements related to office premises. The Company has operating lease commitments extending to November 2021. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I and SADI II government contributions pursuant to the repayment terms of the agreement. As at June 30, 2016, the Company did not accrue any liability for repayment (Note 5).

Legal Proceedings

From time to time, the Company may be involved with legal proceedings relating to certain potential claims. Management is of the opinion, based on legal assessment and information available, that it is not probable that any liability would be material in relation to the Company’s Condensed Interim Consolidated Statements of Financial Position.

13.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s financial statement presentation.